1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

April 11, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment Nos. 810, 811 and 817

Dear Ms. Cole:

This letter responds to your comments with respect to each of the following post-effective amendments (“PEA”) to the registration statement of the Trust filed on behalf of the following series of the Trust (each, a “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933.

PEA No.	Date Filed	Series
810	January 10, 2013	iShares MSCI USA Risk Weighted Index Fund
811	January 10, 2013	iShares MSCI USA Value Weighted Index Fund
817	January 16, 2013	iShares MSCI USA Momentum Index Fund

The Trust would like to highlight to the staff that the names of each Fund have been changed as follows:

Previous Name	New Name
iShares MSCI USA Risk Weighted Index Fund	iShares MSCI USA Size Factor ETF
iShares MSCI USA Value Weighted Index Fund	iShares MSCI USA Value Factor ETF
iShares MSCI USA Momentum Index Fund	iShares MSCI USA Momentum Factor ETF

The comments were provided in a telephone conversation on February 25, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

iShares MSCI USA Risk Weighted Index Fund (PEA No. 810)

Comment No. 1: Please confirm to the staff in your response letter that the filing conforms to the terms of the relevant Investment Company Act of 1940 (“1940 Act”) exemptive order.

Response: The Trust confirms that the disclosure in the registration statement conforms to the terms of the exemptive order.

Comment No. 2: Please confirm that there are no acquired fund fees and expenses anticipated for the Fund.

Response: The Trust confirms that the Fund is not expected to incur a material amount of acquired fund fees and expenses.

Comment No. 3: Please include disclosure of the number of stocks in the index.

Response: The Trust has included disclosure of the number of stocks in the index under the heading “Principal Investment Strategies.”

Comment No. 4: Please explain what “capacity” means in the description of investment strategies.

Response: The term “capacity” has been removed from the description of the investment strategies.

Comment 5: To the extent that the Fund will write credit default swaps (“CDS”), the Fund will need to “cover” the full notional value (whether cash-settled or not).

Response: While the Fund does not currently intend to write CDS, but reserves the right to do so in the future, the Fund will do so in compliance with Investment Company Act Release No. 10666 and other guidance of the SEC and its staff.

Comment 6: The Fund needs to comply with Investment Company Act Release No. 10666 with respect to the Fund’s use of total return swaps. Please note that the SEC staff may provide additional future guidance.

Response: BlackRock will comply with applicable SEC and SEC staff guidance. The Trust is aware that the SEC staff may issue future guidance related to the use of derivatives, which could impact the manner in which the Fund is operating.

Comment 7: Please confirm that notice will be provided if the investment objective of the Fund is changed without shareholder approval.

Response: As disclosed under “More Information About the Fund,” the Fund’s investment objective is a non-fundamental policy and may be changed without shareholder approval. The Fund will provide shareholders with prior notice of a change in the investment objective, consistent with the 1940 Act and applicable guidance.

iShares MSCI USA Value Weighted Index Fund (PEA No. 811)

Comment No. 1: Please confirm to the staff in your response letter that the filing conforms to the terms of the relevant 1940 Act exemptive order.

Response: The Trust confirms that the disclosure in the registration statement conforms to the terms of the exemptive order.

Comment No. 2: Please confirm that there are no acquired fund fees and expenses anticipated for the Fund.

Response: The Trust confirms that the Fund is not expected to incur a material amount of acquired fund fees and expenses.

Comment 3: To the extent that the Fund will write credit default swaps (“CDS”), the Fund will need to “cover” the full notional value (whether cash-settled or not).

Response: While the Fund does not currently intend to write CDS, but reserves the right to do so in the future, the Fund will do so in compliance with Investment Company Act Release No. 10666 and other guidance of the SEC and its staff.

Comment 4: The Fund needs to comply with Investment Company Act Release No. 10666 with respect to the Fund’s use of total return swaps. Please note that the SEC staff may provide additional future guidance.

Response: BlackRock will comply with applicable SEC and SEC staff guidance. The Trust is aware that the SEC or its staff may issue future guidance related to the use of derivatives, which could impact the manner in which the Fund is operating.

Comment No. 5: Please include disclosure of the number of stocks in the index.

Response: The Trust has included disclosure of the number of stocks in the index under the heading “Principal Investment Strategies.”

Comment 6: Please confirm that notice will be provided if the investment objective of the Fund is changed without shareholder approval.

Response: As disclosed under “More Information About the Fund,” the Fund’s investment objective is a non-fundamental policy and may be changed without shareholder approval. The Fund will provide shareholders with prior notice of a change in the investment objective, consistent with the 1940 Act and applicable guidance.

iShares MSCI USA Momentum Index Fund (PEA No. 817)

Comment No. 1: Please confirm to the staff in your response letter that the filing conforms to the terms of the relevant 1940 Act exemptive order.

Response: The Trust confirms that the disclosure in the registration statement conforms to the terms of the exemptive order.

Comment No. 2: Please confirm that there are no acquired fund fees and expenses anticipated for the Fund.

Response: The Trust confirms that the Fund is not expected to incur a material amount of acquired fund fees and expenses.

Comment 3: Please include the definition of “momentum” used in the Statement of Additional Information (“SAI”) in the Prospectus.

Response: The Trust has included the definition of “momentum” used in the SAI under the heading “Principal Investment Strategies” of the prospectus.

Comment 4: To the extent that the Fund will write credit default swaps (“CDS”), the Fund will need to “cover” the full notional value (whether cash-settled or not).

Response: While the Fund does not currently intend to write CDS, but reserves the right to do so in the future, the Fund will do so in compliance with Investment Company Act Release No. 10666 and other guidance of the SEC and its staff.

Comment 5: If the underlying index of the Fund is non-diversified, please disclose this in the description of the Fund’s investment strategies.

Response: The Trust confirms that the underlying index of the Fund is diversified.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer
Aaron Wasserman